CORNERSTONE TOTAL RETURN FUND, INC.
CORNERSTONE STRATEGIC VALUE FUND, INC.
CORNERSTONE PROGRESSIVE RETURN FUND
7 Dawson Street
Huntington Station, New York 11746
(866) 668-6558

October 16, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Gentlemen:

Pursuant to the requirements of Rule 17g-l under the Investment Company Act of 1940 (the "1940 Act"), I file herewith the following:

1. A copy of Endorsement to the joint fidelity bond for the following Funds. The coverage amount was increased to $2,100,000 effective September 25, 2014 (attached as EX99-1).:

   • Cornerstone Total Return Fund, Inc. (File No. 811-02363)

   • Cornerstone Strategic Value Fund, Inc. (File No. 811-05150)

   • Cornerstone Progressive Return Fund (File No. 811-22066) (hereafter defined as the "Fund" or collectively the "Funds")

2. A certified copy of the resolutions of a majority of the Boards of Trustees/Directors of the Funds, including a majority of the Trustees/Directors who are not "interested persons," as defined by the 1940 Act, of the Funds approving the amount, type, form and coverage of the bond and the premium paid (attached as EX-99.2);

3. A statement setting for the amount of additional premiums that were paid.

Very truly yours,

/s/ Hoyt M. Peters

Hoyt M. Peters
Assistant Secretary

Enclosures



Administrative Offices
301 E 4th Street
Cincinnati, Ohio 45202-4201
Tel: 1-513-369-5000

INSURED COPY
234-64-98 - 04

GREATAMERICAN.
INSURANCE GROUP

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS	Bond No. **234-64-98 - 04**

Item 1. Name of Insured (herein called Insured): **Cornerstone Total Return Fund, Inc. c/o**
Principal Address: **AST Fund Solutions**
7 Dawson Street
Huntington Station, NY 11746

Item 2. Bond Period from 12:01 a.m. **09/25/2014** to 12:01 a.m. **03/23/2015** the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$2,100,000	$0
Insuring Agreement (B)-ON PREMISES	$2,100,000	$10,000
Insuring Agreement (C)-IN TRANSIT	$2,100,000	$10,000
Insuring Agreement (D)-FORGERY OR ALTERATION	$2,100,000	$10,000
Insuring Agreement (E)-SECURITIES	$2,100,000	$10,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY	$2,100,000	$10,000
Insuring Agreement (G)-STOP PAYMENT	$ 100,000	$ 5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$ 100,000	$ 5,000
Insuring Agreement (I)-AUDIT EXPENSE	$ 100,000	$ 5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS	$2,100,000	$10,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$ 100,000	$ 5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS	$2,100,000	$10,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	Not Covered	N/A

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: **N/A**

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. **1 and 2**

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 234-64-98 - 03 such termination or cancellation to be effective as of the time this bond becomes effective.

By: "/S/ Frank J. Scheckton, Jr."
(Authorized Representative)

THE CORNERSTONE FUNDS
Cornerstone Total Return Fund, Inc. ("CRF")
Cornerstone Strategic Return Fund, Inc. ("CLM")
Cornerstone Progressive Return Fund ("CFP")
(collectively the "Funds")

SECRETARY'S CERTIFICATE

I, Hoyt M. Peters, Assistant Secretary of the Funds, each a closed-end management investment company organized under the laws of the State of Maryland for CLM, the State of New York for CRF, and the State of Delaware for CFP, hereby certify that the following resolutions were duly and unanimously adopted by the Directors/Trustees, including a majority of the non-interested Directors/Trustees by unanimous written consent and such resolutions are in full force and effect as of the date hereof:

Increase Of Fidelity Bond of Fund (under Rule 17g-1)

> **WHEREAS**, the Boards have determined that each of the Funds should increase fidelity bond coverage in an amount sufficient to cover the minimum legal requirements pertinent to the Funds as required by the 1940 Act.

> **RESOLVED**, that the increase of the fidelity bond to $2,100,000 from Crystal & Company for each Fund's portion of the additional $136 premium (CRF: $21, CLM: $44 and CFP: $71) in the form of an Investment Company Bond underwritten by the Great American Insurance Company, covering each Officer and employee of the Funds against larceny and embezzlement, be, and it hereby is, ratified, with consideration having been given to the coverage of the Bond in view of the assets of the Funds to which covered persons may have access, the type and terms of the custody arrangements, and the nature of the Funds' portfolio securities; and

> **FURTHER RESOLVED**, that the Secretary or any Assistant Secretary of the Funds, or other appropriate officers of the Fund are hereby authorized, empowered and directed to make such filings with the Securities and Exchange Commission (the "SEC") and give such notices as may be required pursuant to Rule 17g-1 under the 1940 Act.

Date: October 16, 2014   /s/ Hoyt M. Peters
                                Hoyt M. Peters
                                Assistant Secretary of each Fund

CORNERSTONE TOTAL RETURN FUND, INC.
CORNERSTONE STRATEGIC VALUE FUND, INC.
CORNERSTONE PROGRESSIVE RETURN FUND
7 Dawson Street
Huntington Station, NY 11746

October 16, 2014

The invoice for the premium due on the fidelity bond, covering the period September 25, 2014 to March 23, 2015 for Cornerstone Total Return Fund, Inc., Cornerstone Strategic Value Fund, Inc., and Cornerstone Progressive Return Fund has been paid in full.

/s/ Frank J. Maresca
Frank J. Maresca
Treasurer